

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via E-mail</u>
Mr. Derek Bartlett
President and Chief Executive Officer
Newport Gold, Inc.
1-336 Queen St. South
Mississauga, Ontario, Canada

     Re: Newport Gold, Inc.
              Amendment No. 1 to Registration Statement on Form 10-12G
              Filed July 8, 2011
              File No. 0-52214

Dear Mr. Bartlett:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1. Please note that disclosure in the Form 10 should be accurate and current as of the date that the registration statement became effective by operation of law.

2. We remind you of prior comment 2 from our letter to you dated March 31, 2011.

3. We note your response to prior comment 12 from our letter to you dated March 31, 2011. We also note your disclosure on page 21 that on March 31, 2011, you had a working capital deficit of $415,538. Please disclose when you plan to commence Phases 1 and 2 of your exploration program, given your lack of liquidity and capital resources

Explanatory Note, page 3

4. We note your statement, "Once this registration statement is deemed effective…" Please revise to clarify that your filing became effective by operation of law. We refer you to prior comment 1 from our letter to you dated March 31, 2011.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 28

5. Please disclose whether you intend to apply for quotation on the OTC Bulletin Board. We note your statement that "[f]rom October 2006 to November 2008, our common stock was quoted on the OTC Bulletin Board."

Financial Statements

Financial Statements, page 1

6. Throughout your auditors' reports and financial statements you refer to your company as in the "development stage." Please note that within the context of extractive industries, this term is defined by paragraph (a)(4)(ii) of SEC Industry Guide 7 and has specific meaning. Based on your disclosures of the description of your business, please modify your filing to refer to your company as "exploration stage" to avoid confusion. Refer to paragraph F.10 of Part II of "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (March 31, 2001)." This can be located at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

Reports of Independent Registered Public Accounting Firms, page 2

7. We note you have included a series of audit reports that cover the periods from inception (July 16, 2003) through December 31, 2010. Please note that auditor association with the cumulative data is required on an annual basis for as long as you are within the exploration stage. In your next Form 10-K, you should present an audit report from your principal auditor that specifically opines on the period from inception through the audited balance sheet date. In this regard, we note the audit opinion in your prior filing, which included a cumulative period through December 31, 2010, did not specifically refer to the cumulative column (i.e. inception through December 31, 2010). To the extent your principal auditor chooses to reference the work of other auditors in opining on this cumulative period, please file the report(s) of the other auditors pursuant to Rule 2-05 of Regulation S-X. Please refer to paragraphs 12 and 13 of AU Section 508, as adopted by Rule 3200T of the Public Company Accounting Oversight Board, for additional information.

Mr. Derek Bartlett
Newport Gold, Inc.
August 1, 2011
Page 3

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: David Kaye, Esq.
        Kaye Cooper Fiore Kay & Rosenberg, LLP